 (1) The amount reported includes 496,870 shares of Common Stock owned by Apollo Overseas Partners IV, L.P. ("Overseas IV") and 9,128,209 shares of Common Stock owned by Apollo Investment Fund IV, L.P. ("AIF IV"). Apollo Management IV, L.P. ("Management") is the day-to-day manager of Overseas IV and AIF IV. Apollo Advisors IV, L.P. ("Advisors") is the general partner of Overseas IV and AIF IV. Management and Advisors disclaim beneficial ownership of all shares of the Issuer owned by Overseas IV or AIF IV, except to the extent Management or Advisors has a pecuniary interest in such securities, and this report shall not be deemed an admission that Management or Advisors is the beneficial owner of, or has any pecuniary interest in, any such securities for the purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.